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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52750

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Nasdaq Capital Markets Advisory__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__151 WEST 42ND STREET__
                                  (No. and Street)

NYC	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LINDA CRANE	212-231-5032	LINDA.CRANE@nasdaq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__ERNST & YOUNG__
                          (Name – if individual, state last, first, and middle name)

One Manhattan West	NYC	NY	10001
(Address)	(City)	(State)	(Zip Code)

_____   _____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nasdaq Capital Markets Advisory, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

DocuSigned by:

Linda Crane

EC81CFB680FF435...

Signature

Principal Financial Officer
_____
Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This filing** contains (check all applicable boxes):

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- ✓ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ✓ (d) Statement of cash flows.
- ✓ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- o (f) Statement of changes in liabilities subordinated to claims of creditors.
- ✓ (g) Notes to consolidated financial statements.
- ✓ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- o (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- o (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- o (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- o (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- o (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- o (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- o (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- o (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- o (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- o (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

- o (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- o (z) Other:

  _____
- o ***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Supplemental Information

Nasdaq Capital Markets Advisory, LLC
Year Ended December 31, 2022
With Report of Independent Registered Public Accounting
Firm

(Confidential Pursuant to Rule 17a-5(e)(3))

(SEC I.D. No. 8-52750)

Nasdaq Capital Markets Advisory, LLC

Financial Statements
and Supplemental Information

Year Ended December 31, 2022

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Nasdaq Capital Markets Advisory, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nasdaq Capital Markets Advisory, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

March 21, 2023

Nasdaq Capital Markets Advisory, LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	929,287
Other assets		2,123
Total assets	$	931,410

Liabilities and member's equity

Liabilities:

Payable to Nasdaq, Inc.	$	455,389
Total liabilities		455,389
Member's equity		476,021
Total liabilities and member's equity	$	931,410

See accompanying notes to the financial statements.

Nasdaq Capital Markets Advisory, LLC

Statement of Income

Year Ended December 31, 2022

Revenues

Advisory fees	$	365,612
Total revenues		365,612

Expenses

Intra-group support costs		204,094
Professional services		46,000
General, administrative and other		18,189
Total expenses		268,283
Net income	$	97,329

See accompanying notes to the financial statements.

Nasdaq Capital Markets Advisory, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2022

Balance at December 31, 2021	$378,692
Net Income	97,329
Balance at December 31, 2022	$ 476,021

See accompanying notes to the financial statements.

Nasdaq Capital Markets Advisory, LLC

Statement of Cash Flows

Year Ended December 31, 2022

Operating activities		
Net Income	$	97,329
Adjustments to reconcile net loss to net cash provided by operating activities:		
Net change in operating assets and liabilities:		
Payable to Nasdaq, Inc.		(97,702)
Other assets		283
Net cash used in operating activities		(90)
Net decrease in cash		(90)
Cash at beginning of year		929,377
Cash at end of year	$	929,287

See accompanying notes to the financial statements.

<p style="text-align:center">Nasdaq Capital Markets Advisory, LLC</p>

<p style="text-align:center">Notes to Financial Statements</p>

<p style="text-align:center">Year ended December 31, 2022</p>

1. Organization and Description of the Business

Nasdaq Capital Markets Advisory, LLC (the "Company") is a wholly owned subsidiary of Nasdaq Corporate Solutions, LLC (the "Parent") which is a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq"). The Company acts as a third-party advisor to privately-held or publicly-traded companies during Initial Public Offerings ("IPO"), follow-on equity offerings, at-the-market equity offerings, private placement offerings and Regulation A equity offerings (an exemption from registration requirements with the SEC that applies to public offerings of securities). The Company's role is limited to providing a company, or an investment bank on behalf of a company, with reports, profiles and other pertinent advisory information. The Company manages and operates their business as one reportable segment. The Company also engages in the distribution of the affiliate's analytical reports relating to Unit Investment Trusts ("UITs") products. The Company business activities also include marketing and wholesaling of Exchange Traded Products ("ETPs") to investment advisers. The Company amended its Continuing Membership Application with the Financial Industry Regulatory Authority ("FINRA") in November 2021 to include the expansion.

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies
Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2022. The Company's cash is held by one financial institution in a non-interest bearing account which, at times, may exceed federally insured limits.

Advisory Fee Revenues

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Advisory fee revenue is recognized when identified performance obligations are determined to be complete and the income is deemed reasonably determinable.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's federal income tax returns for the years 2019 through 2021 are subject to examination by the Internal Revenue Service. Several state tax returns are currently under examination by the respective tax authorities for the years 2012 through 2021.

3. Related-Party Transactions

Primarily all expenses of the Company are settled on the Company's behalf by Nasdaq and the Parent. These expenses are then charged to the Company, at cost, through intercompany charges, resulting in a payable to Nasdaq. The Parent agreed to provide the Company with support services, including but not limited to, direct financial and business management support for which the Company will reimburse The Parent an agreed upon amount for these services each month. The expenses related to these support services for the year ended December 31, 2022 were $204,094 and are included in Intra-group support costs in the Statement of Income, which were paid by Nasdaq on behalf of the Company. For the year ended December 31, 2022, $365,612 of the Company's revenue recognized related to transactions with affiliate companies.

At December 31, 2022, $455,389 was recorded in Payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Company and its Parent, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates, subject to the netting arrangement into a single account.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the basic method provided by SEC Rule 15c3-1. At December 31, 2022, the Company had net capital of $473,898 which was $443,539 in excess of its required minimum net capital of $30,359.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the computation of reserve requirements under Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing advisory services to private and public companies, distributing analytical reports relating to Unit Investment Trust ("UIT") products, and the marketing and wholesaling of Exchange Traded Products ("ETP") to investment advisors. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry

PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

5. Commitments and Contingent Liabilities

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties
Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include Cash, Other assets, and Payable to Nasdaq, Inc. The carrying amounts reported in the statement of financial condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

7. Subsequent Events

The Company has evaluated all subsequent events through March 21, 2023, the date as of which these financial statements are available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

Supplemental Information

Schedule I

Nasdaq Capital Markets Advisory, LLC

Computation of Net Capital

Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2022

Member's equity	$	476,021
Non-allowable assets:		
Other assets		2,123
Total non-allowable assets		2,123
Net capital		473,898
Aggregate Indebtedness		
Aggregate Indebtedness	$	455,389
Computation of net capital requirement		
Minimum net capital required (the greater of $5,000 or 6 $^2/_3$% of total aggregate indebtedness)	$	30,359
Net capital in excess of minimum requirement	$	443,539
Percentage of aggregate indebtedness to net capital		96.09%

No material differences exist between the above computation of net capital and the computation of net capital included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2022.

Schedule II

Nasdaq Capital Markets Advisory, LLC

Computation for Determination of Reserve Requirement

Pursuant to SEC Rule 15c3-3

December 31, 2022

The Company is exempt from the computation of reserve requirements under Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing advisory services to private and public companies, distributing analytical reports relating to Unit Investment Trust ("UIT") products, and the marketing and wholesaling of Exchange Traded Products ("ETP") to investment advisors. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Schedule III

Nasdaq Capital Markets Advisory, LLC

Information Relating to Possession or Control of Securities

Pursuant to SEC Rule 15c3-3

December 31, 2022

The Company is exempt from the possession or control requirements under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1. Broker providing advisory services to private and public companies; 2. Distribution of affiliate's analytical reports relating to Unit Investment Trusts ("UITs") products; and 3. Marketing and wholesaling of Exchange Traded Products ("ETPs") to investment advisors. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52750

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Nasdaq Capital Markets Advisory__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__151 WEST 42ND STREET__
(No. and Street)

__NYC__	__NY__	__10036__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__LINDA CRANE__	__212-231-5032__	__LINDA.CRANE@nasdaq.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__ERNST & YOUNG__
(Name – if individual, state last, first, and middle name)

__One Manhattan West__	__NYC__	__NY__	__10001__
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nasdaq Capital Markets Advisory, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

DocuSigned by:

Linda Crane
EC81CFB680FF435...

Signature

Principal Financial Officer
_____
Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This filing** contains (check all applicable boxes):

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- o (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- o (d) Statement of cash flows.
- o (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- o (f) Statement of changes in liabilities subordinated to claims of creditors.
- o (g) Notes to consolidated financial statements.
- o (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- o (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- o (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- o (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- o (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- o (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- o (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- o (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- o (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- o (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- o (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- o (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

- o (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- o (z) Other:

    _____
- o ***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

Nasdaq Capital Markets Advisory, LLC

Year Ended December 31, 2022

With Report of Independent Registered Public Accounting
Firm

Nasdaq Capital Markets Advisory, LLC

Statement of Financial Condition

December 31, 2022

Contents

Facing Page and Oath or Affirmation

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Nasdaq Capital Markets Advisory, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nasdaq Capital Markets Advisory, LLC (the "Company") as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

March 21, 2023

Nasdaq Capital Markets Advisory, LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	929,287
Other assets		2,123
Total assets	$	931,410

Liabilities and member's equity

Liabilities:

Payable to Nasdaq, Inc.	$	455,389
Total liabilities		455,389
Member's equity		476,021
Total liabilities and member's equity	$	931,410

See accompanying notes to the statement of financial condition.

Nasdaq Capital Markets Advisory, LLC

Notes to Statement of Financial Condition

December 31, 2022

1. Organization and Description of the Business

Nasdaq Capital Markets Advisory, LLC (the "Company") is a wholly owned subsidiary of Nasdaq Corporate Solutions, LLC (the "Parent") which is a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq"). The Company acts as a third-party advisor to privately-held or publicly-traded companies during Initial Public Offerings ("IPO"), follow-on equity offerings, at-the-market equity offerings, private placement offerings and Regulation A equity offerings (an exemption from registration requirements with the SEC that applies to public offerings of securities). The Company's role is limited to providing a company, or an investment bank on behalf of a company, with reports, profiles and other pertinent advisory information. The Company manages and operates their business as one reportable segment. The Company also engages in the distribution of the affiliate's analytical reports relating to Unit Investment Trusts ("UITs") products. The Company business activities also include marketing and wholesaling of Exchange Traded Products ("ETPs") to investment advisers. The Company amended its Continuing Membership Application with the Financial Industry Regulatory Authority ("FINRA") in November 2021 to include the expansion.

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies
Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2022. The Company's cash is held by one financial institution in a non-interest bearing account which, at times, may exceed federally insured limits.

Advisory Fee Revenues

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Advisory fee revenue is recognized when identified performance obligations are determined to be complete and the income is deemed reasonably determinable.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's federal income tax returns for the years 2019 through 2021 are subject to examination by the Internal Revenue Service. Several state tax returns are currently under examination by the respective tax authorities for the years 2012 through 2021.

3. Related-Party Transactions

Primarily all expenses of the Company are settled on the Company's behalf by Nasdaq and the Parent. These expenses are then charged to the Company, at cost, through intercompany charges, resulting in a payable to Nasdaq. The Parent agreed to provide the Company with support services, including but not limited to, direct financial and business management support for which the Company will reimburse The Parent an agreed upon amount for these services each month.

At December 31, 2022, $455,389 was recorded in Payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Company and its Parent, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates, subject to the netting arrangement into a single account.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the basic method provided by SEC Rule 15c3-1. At December 31, 2022, the Company had net capital of $473,898 which was $443,539 in excess of its required minimum net capital of $30,359.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the computation of reserve requirements under Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing advisory services to private and public companies, distributing analytical reports relating to Unit Investment Trust ("UIT") products, and the marketing and wholesaling of Exchange Traded Products ("ETP") to investment advisors. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

5. Commitments and Contingent Liabilities

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position of the Company.

Risks and Uncertainties
Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include Cash, Other assets, and Payable to Nasdaq, Inc. The carrying amounts reported in the statement of financial condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

7. Subsequent Events

The Company has evaluated all subsequent events through March 21, 2023, the date as of which these financial statements are available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Nasdaq Capital Markets Advisory, LLC

We have reviewed management's statements, included in the accompanying Nasdaq Capital Markets Advisory, LLC 15c3-3 Exemption Report, in which Nasdaq Capital Markets Advisory, LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1. Broker providing advisory services to private and public companies; 2. Distribution of affiliate's analytical reports relating to Unit Investment Trusts ("UITs") products; and 3. Marketing and wholesaling of Exchange Traded Products ("ETPs") to investment advisors. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 21, 2023




Nasdaq Capital Markets Advisory, LLC
15c3-3 Exemption Report


Nasdaq Capital Markets Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1. Broker providing advisory services to private and public companies; 2. Distribution of affiliate's analytical reports relating to Unit Investment Trusts ("UITs") products; and 3. Marketing and wholesaling of Exchange Traded Products ("ETPs") to investment advisors. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Linda Crane, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

DocuSigned by:

Linda Crane

EC81CFB680FF435...

Linda Crane
Chief Financial Officer
Nasdaq Capital Markets Advisory, LLC

___March 21, 2023___
Date

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Member and Management of Nasdaq Capital Markets Advisory, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Nasdaq Capital Markets Advisory, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries within the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2022. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American



Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Nasdaq Capital Markets Advisory, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

March 21, 2023

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 2022 _____
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NASDAQ CAPITAL MARKETS ADVISORY LLC
151 WEST 42ND STREET
NEW YORK, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $548 _____

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (201 _____)
      8/1/2022 _____
                    Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 347 _____

   G. **PAYMENT:**   √ the box
      Check mailed to P.O. Box ☐ **Funds Wired** ☐   **ACH** ☐
      Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NASDAQ CAPITAL MARKETS ADVISORY LLC
_____
hip or other organization)

DocuSigned by:
Linda Crane
EC81CFB680FF435...
CFO   gnature)

Dated the 21 day of March , 20 23 .   (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending_____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $365,612

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues $365,612

2e. General Assessment @ .0015 $548

(to page 1, line 2.A.)

2